January 24, 2020

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Environmental Control Corp.
Registration Statement on Form 10-12G Filed December 12, 2019 File No. 000-56129

Ladies and Gentlemen:

This letter sets forth the responses of Environmental Control Corp., a Nevada corporation (“we,” “us” or the “Company”), to the comments contained in your letter, dated January 8, 2020 (the “Letter”), relating to the Company’s Registration Statement on Form 10-12G, File No. 000-56129 (the “Registration Statement”), filed on December 12, 2019. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment. Please note that references to page numbers in this letter are to the page numbers in the electronic filing made on EDGAR.

We are submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Form 10 filed April 30, 2019

Conflicts of Interest, page 25

History, page 2

1.	Please expand the disclosure in the sixth paragraph on page 2 to disclose and quantify the expenses of the company that Mr. Glass paid in his capacity as custodian.

We respectfully advise the Staff that we have revised the sixth paragraph on page 2 of Amendment No. 1 to identify and quantify the expenses of the Company that Mr. Glass paid in his capacity as custodian. Specifically, Mr. Glass paid the following expenses:

Nature of Expense Paid	Amount
Payment of filing fees to the State of Nevada required under the Nevada Revised Statutes to reinstate the Company and bring the company current in its filing requirements.	$5,160
Payment of outstanding transfer agent fees.	1,250
Payment of filing fees to the State of Nevada to amend the company’s articles of incorporation:	275
Total:	$6,685

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2.	Please expand the disclosure in the eighth paragraph on page 2 to disclose the amount that Chang Qi paid to acquire the shares from Mr. Glass.

We respectfully advise the Staff that we have revised the eighth paragraph on page 2 of Amendment No. 1 to disclose that Ms. Chang paid $90,000 to acquire the shares from Mr. Glass. Please note that we have further revised this paragraph to indicate that the board appointment Ms. Chang as the Company’s president, not Bryan Glass as erroneously disclosed in the Form 10.

3.	In the fourth paragraph, you disclose that Mr. Glass appointed himself as President. In the sixth paragraph, you disclose that the board of directors appointed Mr. Glass as President. Please reconcile.

We respectfully advise the Staff that we have revised the fourth paragraph on page 2 of Amendment No. 1 to disclose that the board of directors and Mr. Glass, in his role as the court-appointed custodian of the Company, appointed Mr. Glass as the president of the Company.

4.	Please revise to clarify the circumstances that led to Mr. Glass being appointed as custodian of the company. Please also revise to clarify the circumstances that led to Mr. Glass selling his shares to Chang Qi.

We are advised by Mr. Glass that from time to time he applies to be appointed as the custodian for Nevada corporations that have forfeited their right to transact business under Nevada law with the intention of reinstating these entities and either contributing a business or assets into these corporations or selling them to interested parties. The appointment of a custodian is made by order of the state courts of Nevada. Any person seeking to be appointed as a custodian of a corporation that has forfeited its privilege under Nevada corporate law may do so by filing an application with the court. After a specified period of time, if no one has objected to such application and the applicant meets certain criteria, the court may approve the application and the applicant is named as the custodian. We have revised Amendment No. 1 to briefly disclose the foregoing.

We respectfully advise the Staff that we have revised Amendment No. 1 to disclose the circumstances that led to Mr. Glass to sell his shares to Chang Qi. Specifically, we have disclosed that an associate of Ms. Chang named Sherry Zhang, advised Mr. Glass that Ms. Chang was desirous of acquiring a United States’ shell company to conduct business in the United States. Ms. Zhang knew that from time to time Mr. Glass controlled shell companies for his own purposes and for sale and inquired whether he could accommodate Ms. Chang’s request. Ms. Zhang introduced Ms. Chang to Mr. Glass and they negotiated the transaction by which Ms. Chang acquired Mr. Glass’s shares in the Company.

Risk Factors, page 9

5.	If applicable, please disclose the risk that, because your officer and director reside outside the United States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts.

We respectfully advise the Staff that we have revised Amendment No. 1 to add a risk factor on page 14 to disclose the risk that, because your officer and director resides outside the United States, investors may have limited legal recourse against her, including difficulties in enforcing judgments made against them by U.S. courts.

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Exhibits

6.	Please file as exhibits the custodial order and the Certificate of Reinstatement with the State of Nevada mentioned in the fourth and fifth paragraphs on page 2, respectively.

We respectfully advise the Staff that we are filing the custodial order and the Certificate of Reinstatement as exhibits to Amendment No. 1

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in your Letter. If you have any questions or further comments, please feel free to contact the undersigned.

Very truly yours, Environmental Control Corp.

By:	/s/ Chang Qi
Chang Qi,
President

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